FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 21, 2022 of Performance Shipping Inc. (the “Company”) announcing (i) the date for the Company's 2022 Annual General Meeting of Shareholders and (ii) proposed changes to the Company’s Board of Directors.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Symeon Palios, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: January 21, 2022	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: + 30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES DATE FOR ITS
2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROPOSED CHANGES TO BOARD OF DIRECTORS

ATHENS, GREECE, January 21, 2022 - Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced today that its Board of Directors (the “Board”) has scheduled the Company’s 2022 annual general meeting of shareholders (the “2022 AGM”) for February 28, 2022. The Board has set a record date for the 2022 AGM of January 25, 2022.

Separately, the Company announces that its Board has approved changes to the composition of the Board, including the nomination of Alex Papageorgiou, Mihalis Boutaris and Loïsa Ranunkel for election as independent directors at the 2022 AGM. Their biographies are set forth below and will be included in the 2022 AGM proxy statement that is expected to be distributed to shareholders on or around February 3, 2022.

The Board has also determined that reducing the size of the Board from seven to five members will provide cost savings to the Company. For that reason, Messrs. Reidar Brekke and Antonios Karavias will be retiring from their director positions effective as of the 2022 AGM.

With the election of these newly-nominated directors at the 2022 AGM, the Board will consist of five members, of which the majority are independent and two are women. This reflects the Company’s commitment to driving positive change and will exceed the recently-adopted Nasdaq board diversity objectives well ahead of the effective date of those listing rules.

This renewal of the Board, together with the appointment of current director Aliki Paliou to the position of Chairperson of the Board, will result in a Board with increased gender diversity, reduced average age and diverse professional experience, all of which the Company believes will further strengthen its governance.

These changes to the Board will take effect as of the 2022 AGM, enabling a smooth transition. In addition to the three new independent directors nominated for election at the 2022 AGM, continuing directors Andreas Michalopoulos and Aliki Paliou will remain on the Board, with Aliki Paliou serving as Chairperson.

The Company’s senior executive management team, consisting of its Chief Executive Officer, Mr. Andreas Michalopoulos, and its Chief Financial Officer, Mr. Anthony Argyropoulos, will remain unchanged. They will continue to work closely with the Company’s Board during the current challenging times for the tanker market.

Commenting on the transition, the current Chairman, Mr. Symeon Palios, said:

“The proposed changes to Performance Shipping Inc.’s Board of Directors represent an exciting opportunity for the Company to benefit from diverse areas of expertise and perspectives of the new nominees. The Company is grateful for the valuable contributions of the current Board members who were instrumental in transitioning the Company into the tanker market and helping us navigate a challenging time in the tanker sector.”  Mr. Palios continued, “I have great confidence in the appointment of Ms. Aliki Paliou to Chairperson of the Board, who through her wealth of experience, integrity, and judgment will continue to deliver shareholder value.”

Set forth below is biographical information for the three new nominees:

Alex Papageorgiou: Mr. Papageorgiou, age 49, has over 25 years of experience in banking, capital markets, real estate, and shipping. Mr. Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD, a leading retail property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Mr. Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc., where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Mr. Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Mr. Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, UK and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Mihalis Boutaris:  Mr. Boutaris, age 47, currently acts as an advisor to the National Centre of Scientific Research “Demokritos” and is an independent non-executive Director to the Board of Yalco, a public company listed in the Athens Stock Exchange. Mr. Boutaris serves as the Co-Founder and Vice-President of Kir-Yianni, a 5th-generation Greek winery, and he has worked in the wine industry of Greece, France, Chile, California, and China. Mr. Boutaris established XiYuan, a Chinese vineyard based in Shanghai, producing premium wine and a sustainable distribution network for Greek wines in the Asia Pacific region. Out of his passion for innovation, he has launched Athroa, a venture studio bringing to market deep-tech inventions including a novel eco-friendly biopesticide, a small hydroelectric power plant, and the first concentrated solar power plant in Greece. Mr. Boutaris began his independent career as a management consultant at the Boston Consulting Group from March 2006 to September 2007. He graduated with a bachelor’s degree from Harvard University in philosophy and holds an M.Sc. in horticulture from the University of California. He served in the Greek Marine Corps and co-founded Arcturos, a prominent wildlife NGO.

Loïsa Ranunkel: Ms. Ranunkel, age 44, is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. Ms. Ranunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group – BDPA, a consulting firm specializing in international development assistance. Ms. Ranunkel holds an MBA from the IAE – Paris Sorbonne.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet is employed on spot voyages, time charters, and through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the consummation of the exchange offer described in Schedule TO, which has been filed with the U.S. Securities and Exchange Commission, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.